UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2006

Commission File Number 000-29938

Pacific Internet Limited
(Translation of registrant's name into English)

89 Science Park Drive, #01-07
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Media Release dated May 16, 2006
  Management's Discussion and Analysis for the quarter ended March 31, 2006
  The Company's unaudited financial statements for the quarter ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : May 16, 2006	PACIFIC INTERNET LIMITED

	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

Media Release

Pacific Internet Reports Strong Revenue and Earnings Growth
Q1 2006 Profits Up 32% Year on Year

The financial statements amounts in this report are in conformity with US GAAP. For convenience, the company's functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.6157 to US$1.00. [Conversion rate as at March 31, 2006 from the Federal Reserve Bank of New York.]

SINGAPORE, May 16, 2006 - Pacific Internet Limited (NASDAQ:PCNTF) (PacNet), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, today announced its financial results for the first quarter ended March 31, 2006.

This marks the first successful quarter under the leadership of the new management team, including CEO, Teck-Moh Phey. PacNet reported net income that increased by 32.0% to S$2.4 million (US$1.5 million) compared with the same quarter last year. This demonstrates continued focus by the Company to improve revenues and earnings while achieving solid operational progress.

This first quarter's net income includes recurring one-off and non-cash charges amounting to S$0.8 million (US$0.5 million), including recurring stock-based compensation costs and consultancy or professional fees, along with one-off restructuring exercise costs. Excluding these charges, earnings for the quarter would have been S$3.1 million (US$1.9 million) leading to a growth of 89% over last year.

Financial Highlights for First Quarter of Fiscal 2006

  Record net income of S$2.4 million (US$1.5 million), up 32.0% from S$1.8 million (US$1.1 million) in the first quarter of 2005;

  Total revenues grew 9.7% to S$45.0 million (US$27.9 million), from S$41.0 million (US$25.4 million) in the first quarter in 2005;

  The Group continued its growth in the corporate business with 28.8% year-over-year revenue growth;

  Revenue growth from Value-Added Services (VAS) remained strong. VAS Revenues surged by 100.3% to S$9.7 million (US$6.0 million) this quarter compared with the same quarter last year;

  Corporate VAS revenues nearly doubled this quarter. Corporate VAS revenues grew by 119.4% compared with Q1 2005 and contributed 92.7% of total VAS revenues;

  Excluding the impact of the recurring one-off charges in 2006 and the cost of sales, total expenses for the quarter have been reduced by 2% over the same period last year;

  As of March 31, 2006, the Group held cash and cash equivalents of S$55.0 million (US$34.0 million).

Pacific Internet's President and Chief Executive Officer, Mr. Teck-Moh Phey, said, "We are pleased with our results this quarter. Our performance reaffirms that Pacific Internet is firmly on a sustained growth track. Our business momentum has remained strong in spite of the challenges that the Company has faced. The inherent strengths of our business reinforce our confidence in the Company's future."

Mr. Phey continued, "Our outlook is positive with a strong momentum in technology leadership; our focus on value-added services and corporate business; our innovative products; our sales effectiveness and operational execution. We aim for significant success in the marketplace and by progressively expanding sales and marketing efforts, we plan to capitalize on the growing interest in the region."

Table I: Summary of Quarterly Financial Results

Table II: Customer Base (In Nos.)
Note: Corporate Business customer base continues to grow in line with the Group's focus in the corporate business segment; which grew by 11.8% over the prior year.

Revenues

Revenues for the quarter increased 9.7% to S$45.0 million (US$27.9 million), compared with S$41.0 million (US$25.4 million) in the first quarter last year.

This improvement was achieved through the Group's continued focus on the higher-margin corporate business, strong take-up of its value-added services (VAS), and continuing growth in the broadband segment.

The Group's corporate business revenues grew by 28.8% from the same quarter last year. This contributed 74% of total revenues, compared to 63% in the first quarter of 2005.

Strong Sequential Growth of VAS Revenues:

VAS revenues for the quarter were S$9.7 million (US$6.0 million), a robust growth of 100.3% when compared to S$4.8 million (US$3.0 million) for the same period in 2005. This contributed to 21.6% of total revenues, compared to 11.8% in the same quarter last year.

Broadband Access - Remains one of the key revenue drivers:

In terms of products, broadband access remained the key revenue driver for the Group in the first quarter of 2006, accounting for 46.8% of total revenues. Corporate Broadband Access revenues grew 10.9% year-on-year, contributing 72.5% to total broadband access revenues.

Leased Line Access:

First-quarter Leased Line Access revenues were S$5.9 million (US$3.7 million), a 13.1% growth compared to the same quarter last year.

Gross Profit Margin (%)

Gross profit margin was 50.8% in the first quarter of 2006, down from 54.2% in the first quarter 2005, as the Group continued to face competitive pricing pressure while gearing up to expand its high-speed Internet access offerings. The Group's strategy is to focus on profitability of services deriving sustainable revenues and on the corporate business.

Operating Costs and Expenses

Total operating expenses (excluding cost of sales) were contained at S$20.5 million (US$12.7 million), reflecting a minimal increase of 2.5% compared to the same quarter last year. However, these expenses include recurring one-off and non-cash charges amounting to S$0.8 million (US$0.5 million), including stock-based compensation costs, one-off restructuring exercise and recurring consultancy or professional fees. Excluding the impact of these charges, total expenses for the quarter (excluding cost of sales) were reduced by 2% over the same period last year.

Cost of sales for the quarter increased 17.9% at S$22.1 million (US$13.7 million) compared to S$18.8 million (US$11.6 million) in the first quarter last year.

Sales and marketing expenses, which comprised largely of advertising and promotion expenses, were 46.9% lower at S$1.1 million (US$0.7 million) compared with the same quarter last year. Other general and administrative expenses increased 9.3% to S$4.0 million (US$2.4 million) during the quarter. This increase was primarily due to recurring one-off costs during 2006.

Robust Earnings Growth

Higher revenues, higher operating income, considerable increase in other income (primarily increase in net interest income, higher income from unconsolidated affiliates India & Thailand operations and others) and the Group's cost efficiencies contributed to the strong earnings growth during the quarter.

Net income for the quarter was S$2.4 million (US$1.5 million) compared to S$1.8 million or U$1.1 million last year. This represented robust growth of 32.0% or an increase of S$0.6 million (US$0.4 million).

Strong Cash Position

The Group's cash position remained strong with cash and cash equivalents of S$55.0 million (US$34.0 million). Cash generated by operating activities for 2006 was S$1.4 million (US$0.9 million), of which S$3.7 million (US$2.3 million) was used in investing activities, primarily for the acquisition of fixed assets. Cash outflow from financing activities amounted to S$0.9 million (US$0.6 million).

Additional Highlights :

  Won the Gloria Jean's Coffee account with 340 coffee houses for provision of multi-site IP based solutions to the retail and franchise sectors. Pacific Internet's Asia Pacific footprint will support Gloria Jean's Coffees growth plans and assist their entry into new markets. (Release dated May 08, 2006)

  Established collaboration with Intel Technology Asia Pte Ltd., the world's leading silicon chipmaker, to work towards Singapore's first mobile WiMax infrastructure. Through the collaboration, the two companies look to advancing wireless adoption in Singapore and the region, bringing wide-ranging benefits to businesses, residents, content and application providers as well as government agencies. (Release dated April 24, 2006)

  Established collaboration with PCCW-HKT Networks Services Limited (PCCW), a leading integrated communications company in the region, to extend global network coverage in newer geographies. Under the agreement, both companies have linked up their Internet Protocol Virtual Private Networks (IP VPN) through a Network-to-Network Interconnection (NNI) to enable IP, voice and data communications.

  With this, Pacific Internet has doubled the availability of its IP-VPN services to 14 countries and markets; where its customers can now connect their branch offices, partners, suppliers and clients in additional regions such as China, Japan, Korea, Indonesia, Taiwan, the United Kingdom and the United States. (Release dated March 06, 2006)

  Entered into a voice and data contract with Harvey World Travel (HWT) franchise group to provide voice and data services to the franchise's Sydney based international head office and to as many as 350 of its franchisees across Australia. (Release dated February 27, 2006)

Conference Call and WebCast

The Management will host a conference call to discuss the results:
US Eastern Time:	May 16, 2006 @ 9.30 a.m
Singapore Time:	May 16, 2006 @ 9.30 p.m
Dial in number:	Within US: 800-289-0494 (toll-free) International: +1-913-981-5520
Replay telephone nos.are:	US & Canada: 888-203-1112 (toll-free) International: +1-719-457-0820
(The pass code for the "live" call and the replay is 2776457)

The call will also be webcast "live" at the following website: www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore , Hong Kong, the Philippines , Australia , India , Thailand and Malaysia . PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investor/Analyst Contact	US Media/Analyst Contact

Manisha Singh
Investor Relations
Pacific Internet Limited
Mobile: (65) 9362 9044
investor@pacific.net.sg

Media Contact
Adeline Tan
Corporate Communications
Pacific Internet Limited
Mobile : (65) 9745 6345
tan.adeline@pacific.net.sg

Alan Katz Cubitt Jacobs & Prosek Office: (212) 279 3115 (ext 211) alan@cjpcom.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:

  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Director of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

Management's Discussion and Analysis for
The Quarter Ended March 31, 2006

Basis of Presentation

The accompanying un-audited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

1. Business Overview

Pacific Internet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. It provides integrated data, voice and video services to businesses and individuals across seven countries Singapore , Hong Kong, the Philippines , Australia , India , Thailand and Malaysia . The Group has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers in the region. In 1995, the Group commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions.

As of March 31, 2006, the Group has a total customer base of 358,644.

The Group's primary service offerings include basic Internet access services through dial-up, broadband, leased lines and value-added services like VPN (virtual private network), managed security, hosting, international roaming, voice and collaboration services, email outsourcing and many others.

The Group provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence ("POP") in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

The Group aspires to capitalize on the advantages from comprehensive regional network as well as derive synergy between domestic and overseas operations to execute our international strategy. It also aims to become a world-class Internet service provider in the telecom space, through continuous management system reforms in the areas of finance, operations, and customer services.

This quarter saw the announcement of a strategic plan being outlined by the Group's President and Chief Executive Officer, as an outcome of the 100-day strategic review.

This is intended to transform the Group over the next five years into an "IP-based Communications and Solutions Provider" (or IP-CSP) by strengthening its core competencies and capitalizing on the anticipated growing importance of various broadband Internet technologies.

The strategic plan has three key thrusts:

  Expanding Pacific Internet's geographic footprint : into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances;

  Exploiting "disruptive" technologies : in particular, wireless broadband. The Group intends to increase wireless broadband usage among its customers in all countries. Wireless Broadband is an alternative last mile access method, which will enable the group to reduce its dependence of telcos for last mile access. The plan also recognizes that the advent of "disruptive" technologies as the emerging new Worldwide Interoperability for Microwave Access (WiMax) that are poised to dramatically change the info-communications landscape are well-suited to companies like Pacific Internet, which are not constrained by large investments in legacy telecommunications systems; and

  Increasing business revenues : from IP-based value-added services (over and above Internet access revenues). The Group will continue to target IP-based value-added services such as Voice over Internet Protocol (VoIP), including hosted VoIP PBX services for SMBs; managed security (including anti-spam, anti-virus, anti-spyware, network firewall and virtual private network (VPN) solutions; applications hosting; and web hosting.

The Group is committed to deliver on the outlined strategic objectives. The Group is determined to be a leading Communications and Solutions Provider in the new IP-based environment across the Asia-Pacific, the world's most dynamic and fastest growing region.

2. Discussion of Results of Operations

Strong Revenue Growth:
The Group ended the first quarter of 2006 with net revenues of S$45.0 million (US$27.9 million). Year on year, the increase was 9.7% or S$4.0 million (US$2.5 million). The higher revenues were primarily led by growth in value added services, commission revenues and leased line access revenues.

Significant Cost Containment:
The Group aims to continue focus on cost containment of controllable expenses.

Operating expenses (excluding cost of sales) for the quarter at S$20.5 million (US$12.7 million) had a marginal increase of 2.5% over the same period last year. However, these expenses include one-time and non-cash charges amounting to S$0.8 million (US$0.5 million),on account of, stock-based compensation costs, one off restructuring exercise and recurring consultancy or professional fees for 2006.

Excluding the impact of these charges and excluding cost of sales, total expenses for the quarter have reduced by 2% over the same period last year.

Robust Earnings Growth
First quarter net income grew 32.0% or S$0.6 million (US$0.4 million) to S$2.4 million (US$1.5 million), and the Group reported diluted earnings per share of S$0.17 (US$0.11) compared to S$0.13 (US$0.08) in 2005.

Revenue growth, the Group's cost efficiencies, increased operating income, higher interest income and higher share of equity profits of associates were the main contributors to the strong profitability.

Factored in current quarter's net income are the following exceptional/one-time expenses:

  Increase in stock-based compensation cost of S$0.6 million, due to adoption of SFAS No.123R;
  One-time charges of S$0.25 million, on account of a restructuring exercise implemented by the Group;
  Expenses on account of consultancy or professional fees of S$0.1 million.

Excluding the effects of the above expenses or items, net income would have increased by S$1.5million (US$0.9 million), instead of S$0.6million (US$0.4 million) this quarter, representing a growth of 89% over last year.

As of March 31, 2006, the Group held cash and cash equivalents of S$55.0 million (US$34.0 million).

Following is a detailed discussion of this quarter's operating results:

2.1 Revenue & Segmental Revenue Analysis:

In this quarter, value added services continue to show the highest revenue growth.

Revenue contribution on account of value added services has been significant as the Group continued to focus on providing high-end value-added services to large companies, small and medium-sized enterprises, and internationally oriented businesses.

To retain existing customers and gain new customers, the Group continues to enhance its network quality and customer service, and strengthen its sales efforts through further customer segmentation and broadened sales channels. To maximize revenue per customer, the Group intends to develop and roll out more value-added services and focus on cross-selling existing and new services to its existing customers.

2.1.1 Value-Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web hosting, anti-virus solutions, wireless access, data services, E-commerce and voice services.

VAS revenues for the quarter were S$9.7 million (US$6.0 million), a robust growth of 100.3% when compared to S$4.8 million (US$3.0 million) for the same period in 2005. This growth trend is primarily observed in Australia and Hong Kong country operations led by strong growth in the corporate customer base.

The year-on-year growth in revenues was mainly from other services such as wireless access and voice services. In Australia , growth in VAS and voice revenues are the main contributing factors to the growth of this revenue stream. While in Hong Kong, the growth in VAS revenues is mainly driven by growth in the China business i.e. revenue from cross border connectivity services.

The Group ended the quarter with 25,135 subscribers registering for value added services, achieving a strong year-on-year growth of 77%.

2.1.2 Broadband Access

Currently, the Group provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in six countries Singapore , Hong Kong , Australia , the Philippines , Malaysia and Thailand .

Broadband Access revenues for the quarter were S$21.0 million (US$13.0 million), a 2.1% increase when compared to S$20.6 million (US$12.8 million) for the same period in 2005.

This quarter, broadband contributed 46.8% of the Group's revenue, forming the highest contribution to the overall revenue.

The Group ended the quarter with 72,379 broadband subscribers, registering a year-on-year growth of 7%. The growth is more evident in the broadband corporate segment.

The following table summarizes the broadband customers by geography :

** Results of Thailand operations are equity accounted for.
The subscriber base consists of both corporate and consumer subscribers.

Substantial increase in the corporate broadband subscribers during the period was witnessed in Singapore, Australia & Thailand. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings such as leased lines, and together with the increasing popularity of high-speed bandwidth multimedia applications, the Group expects demand for broadband services to continue on its upward trend.

2.1.3 Dial-up Access

Dial-up Access revenues for the quarter were S$5.7 million (US$3.5 million), a 29.0% decline when compared to S$8.1 million (US$5.0 million) for the same period in 2005.

Dial-up revenues following a consistent downward trend reflects the continuing strategic shift from volume-based consumer business to higher margin corporate business.

The Group ended the quarter with 259,279 dial-up subscribers, registering a year-on-year decline of 28%. The customer churn is more evident in the dial-up consumer segment. This was a result of the Group's more Internet savvy dial-up customers continued to migrate to higher speed access such as Broadband access.

The following table summarizes the dial up customers by geography:

** Results of India and Thailand operations are equity accounted for.
The subscriber base consists of both corporate and consumer subscribers.

2.1.4 Leased Line Access

Leased Line Access services are dedicated high-speed connectivity Internet services provided to corporate customers and include a wide array of Internet options that are customized solutions are per customers' requirements.

Leased Line Access revenues for the quarter were S$5.9 million (US$3.7 million), up 13.1% compared to S$5.3 million (US$3.2 million) for the same period in 2005.

The Group ended the quarter with 1,851 leased line subscribers, registering a year-on-year growth of 12.2% respectively.

The following table summarizes the leased line customers by geography:

** Results of India and Thailand operations are equity accounted for.
The subscriber base consists of both corporate and consumer subscribers.

2.1.5 Commission revenue

Commission revenue relates primarily to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent , in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this year, Safe2Travel earned total commission revenue of S$1.8 million (US$1.1 million), representing 5.4% of its gross ticket sales of S$33.4 million (US$20.7 million). The net commission revenues represented a year on year and quarter on quarter growth of 29.1% and 47.6% respectively. Special programs held by the business during the period led to the increase in revenues.

Although the commission revenue is recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payables to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales.

As of March 31, 2006, Safe2Travel's gross accounts receivables and accounts payables were S$13.6 million (US$8.5 million) and S$4.7 million (US$2.9 million) respectively.

2.1.6 Other revenues

Other revenues include interconnect revenue, e-services revenue, online gaming revenue, network services and system integration revenues.

Other revenues for the quarter were at S$0.8 million (US$0.5 million).

2.2 Operating Costs and Expenses

2.2.1 Cost of Sales

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group's modem pool.

Cost of sales for the quarter increased 17.9% at S$22.1 million (US$13.7 million) compared to S$18.8 million (US$11.6 million) last year. Gross profit margin was 50.8% in the first quarter of 2006, down from 54.2% in 2005 as the Group faced continued competitive pricing pressure and as it geared up to provide more high-speed Internet access. The increasing focus on value added services also come with a lower gross profit margin.

2.2.2 Staff Costs

Staff costs (inclusive of stock-based compensation costs) for the quarter increased 11.3% at S$13.3 million (US$8.2 million) compared to S$11.9 million (US$7.4 million) in 2005. Quarter on quarter, the costs decreased by 2.4%.

Staff costs before stock-based compensation costs for the quarter were S$12.9 million (US$8.0 million).

Until Dec 31, 2005, the Group adopted the disclosure-only provisions of SFAS 123 Accounting for Stock-based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. Options issued to non-employees has accounted for them as provided under SFAS 123R. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Starting from January 1, 2006, the Group adopted the SFAS No.123R, which was issued by FASB on December 16, 2004. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

As permitted by SFAS No. 123R, the Group has elected to apply the "modified prospective" method for the transition, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123R for all shared-based payments granted after the effective date and b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

The stock-based compensation cost recognized by the Group for the quarter was a charge of S$427,000 (US$264,300). The corresponding cost was a reversal of S$24,000 (US$14,900) for the last quarter and a reversal of S$128,000 (US$79,200) for the same quarter last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 28.6%, 30.0% and 29.4% for this quarter, last quarter and same quarter last year respectively.

Headcount (excluding associates India & Thailand ) as on quarter ended March 31, 2006 were 921 employees. Revenue per employee for the quarter was S$48,900 (US$30,000).

2.2.3 Sales and Marketing Expenses

Sales and marketing expenses for the quarter were S$1.1 million (US$0.7 million) compared to S$2.1 million (US$1.3 million) in 2005, a decrease of S$1.0 million (US$0.6 million) or 46.9%.

This is in alignment with the focus on the corporate business segment, which requires relatively lower advertising and promotional expenses.

2.2.4 Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees.

These expenses increased by 9.3% at S$4.0 million (US$2.4 million) compared to S$3.6 million (US$2.2 million) last year. The main reasons for this increase are due to one-time consultancy related expenses in 2006.

2.2.5 Depreciation and Amortization

Depreciation and amortization for the quarter decreased 5.9% at S$1.9 million (US$1.2 million) compared to S$2.0 million (US$1.3 million) last year.

2.2.6 Other income / (expenses)

Other income/(expenses) comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain in foreign exchange revaluation, interest income earned and others.

Total other income for the quarter at S$0.6 million (US$0.4 million), a year-on-year increase of S$0.3 million (US$0.2 million) is primarily due to the following reasons:

  Increase in interest income of S$0.3 million (US$0.2 million) due to higher fixed deposit interest rates this year;
  Higher income from unconsolidated affiliates ( India & Thailand ), an increase of S$0.3 million (US$0.2 million) or 194.6% due to better performance.

2.3 Net Income

Net income for the quarter was S$2.4 million (US$1.5 million) compared to S$1.8 million or U$1.1 million last year. This represented robust growth of 32.0% or an increase of S$0.6 million (US$0.4 million).

Higher revenues, increase in operating income, considerable increase in other income (net interest income, higher income from unconsolidated affiliates India & Thailand and increase in others) and the Group's cost efficiencies contributed to the strong earnings growth during the quarter.

2.4 Liquidity and Capital Resources

As of March 31,2005, the Group held cash and cash equivalents of S$55.0 million (US$34.0 million).

Operating and Investing Activities
The Group generated S$1.4 million (US$0.9 million) of cash through operating activities, in the first quarter of 2006. This was offset by the outflow of S$3.7 million (US$2.3 million) in investing activities, which were mainly on account of purchase of additional interest in subsidiaries and acquisition of fixed assets.

Financing Activities
Cash outflow from financing activities amounted to S$0.9 million (US$0.6 million). The Group received S$0.7 million (US$0.5 million) during the quarter from the issuance of common shares upon the exercise of stock options under the Group's employee stock option plans. This was offset by repayments on certain bank borrowings of S$1.6 million (US$1.0 million).

3. Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

3.1 Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements ("SAB 104"), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet's revenue arrangements commencing on or after June 15, 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

3.2 Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

3.3 Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

3.4 Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

3.5 Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

3.6 Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

4. Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004.

On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing.

On August 31, 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of January 15, 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until March 24, 2006, to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters ("Assigned Claims"). To preserve these claims while the proposed Settlement was pending the Court's final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers' respective underwriters alleging the Assigned Claims. One of the Company's underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court's recent decision will impact the Settlement and the Court's final approval of it.

On April 24, 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. It is uncertain when the Court will issue a ruling. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and is currently in discovery. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have appealed that decision to the United States Court of Appeals for the Second Circuit. That appeal has been fully briefed and oral argument has been scheduled for June 6, 2006. It is uncertain when the Court of Appeals will decide the appeal.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Director of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of March 31, 2006 With Comparative Amounts from December 31 2005

	31-Dec-05	31-Mar-06	31-Mar-06
	S$'000	S$'000	US$'000

Cash and cash equivalents	58,421	54,990	34,035
Fixed deposit with financial institution	1,151	1,401	867
Accounts receivable - net	28,119	25,937	16,053
Other receivables	9,067	9,467	5,859
Inventories	377	532	329

Total current assets	97,135	92,327	57,143

Investments	392	690	427
Fixed assets and website development costs- net	18,040	18,384	11,378
Goodwill and intangible assets - net	36,402	34,748	21,506
Other non-current assets	9,772	9,805	6,069

Total non-current assets	64,606	63,627	39,380

TOTAL ASSETS	161,741	155,954	96,523

Bank borrowings	2,460	900	557
Accounts payable	11,226	13,214	8,177
Other payables	42,184	35,417	21,921
Current portion of capital lease obligations	317	284	176

Total current liabilities	56,187	49,815	30,831

Capital lease obligations, less current portion	297	239	148
Other non-current and deferred liabilities	1,765	1,645	1,018

Total non-current liabilities	2,062	1,884	1,166

Minority interest	1,820	441	273

Shareholders' equity
Ordinary shares, S$2 par value	26,824	26,967	16,691
Additional paid-in capital and deferred compensation	97,939	98,741	61,113
Accumulated deficit and other comprehensive income	(23,091)	(21,894)	(13,551)

Total shareholders' equity	101,672	103,814	64,253

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	161,741	155,954	96,523

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year Ended Mar, 31

	Dec 31 2005	Mar 31, 2005	Mar 31, 2006	2005	2006
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	6,281	8,060	5,723	8,060	5,723
Broadband access	21,707	20,603	21,044	20,603	21,044
Leased line access	5,915	5,250	5,938	5,250	5,938
Value added services	9,814	4,844	9,702	4,844	9,702
Commission revenues	1,232	1,408	1,818	1,408	1,818
Other revenues	528	871	773	871	773

Total net revenues	45,477	41,036	44,998	41,036	44,998

Operating costs and expenses
Cost of sales	22,682	18,780	22,135	18,780	22,135
Staff costs	13,607	11,930	13,280	11,930	13,280
Sales & marketing	541	2,116	1,123	2,116	1,123
Other general & administrative	3,373	3,615	3,950	3,615	3,950
Depreciation & amortization	2,169	2,024	1,904	2,024	1,904
Allowance for doubtful accounts receivable	326	285	222	285	222

Total operating expenses	42,698	38,750	42,614	38,750	42,614

Operating income	2,779	2,286	2,384	2,286	2,384

Other income (expenses)
Net interest income	375	165	427	165	427
Net gain (loss) on foreign currency	(288)	36	(308)	36	(308)
Gain (Loss) on disposal of fixed assets	11	(48)	7	(48)	7
Equity in gain of unconsolidated affiliates	397	130	383	130	383
Others	1,228	24	94	24	94

Total other income	1,723	307	603	307	603

Income before income taxes and minority interest	4,502	2,593	2,987	2,593	2,987
Provision for income taxes	(4)	(800)	(625)	(800)	(625)

	4,498	1,793	2,362	1,793	2,362

Minority interest in gain of consolidated subsidiaries	(209)	(10)	(28)	(10)	(28)

Income before extraordinary item	4,289	1,783	2,334	1,783	2,334
Cumulative effect adj - net of tax	(4)	-	-	-	-
Extraordinary item	-	-	20	-	20

Net income	4,285	1,783	2,354	1,783	2,354

Net income from continuing operations per share - basic	$0.3196	$0.1341	$0.1750	$0.1341	$0.1750

Net income per share - basic	$0.3196	$0.1341	$0.1750	$0.1341	$0.1750

Net income from continuing operations per share - diluted [1]	$0.3191	$0.1341	$0.1702	$0.1341	$0.1702

Net income per share - diluted [1]	$0.3191	$0.1341	$0.1702	$0.1341	$0.1702

Weighted average number of shares outstanding - basic	13,406,065	13,295,499	13,451,416	13,295,499	13,451,416

Weighted average number of shares outstanding - diluted [1]	13,425,525	13,295,499	13,830,430	13,295,499	13,830,430

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year Ended Mar, 31

	Dec 31 2005	Mar 31, 2005	Mar 31, 2006	2005	2006
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	3,887	4,989	3,542	4,989	3,542
Broadband access	13,435	12,752	13,025	12,752	13,025
Leased line access	3,661	3,249	3,675	3,249	3,675
Value added services	6,074	2,998	6,005	2,998	6,005
Commission revenues	763	871	1,125	871	1,125
Other revenues	327	539	478	539	478

Total net revenues	28,147	25,398	27,850	25,398	27,850

Operating costs and expenses
Cost of sales	14,038	11,623	13,700	11,623	13,700
Staff costs	8,422	7,384	8,219	7,384	8,219
Sales & marketing	335	1,310	695	1,310	695
Other general & administrative	2,088	2,237	2,445	2,237	2,445
Depreciation & amortization	1,342	1,253	1,178	1,253	1,178
Allowance for doubtful accounts receivable	202	176	137	176	137

Total operating expenses	26,427	23,983	26,374	23,983	26,374

Operating income	1,720	1,415	1,476	1,415	1,476

Other income (expenses)
Net interest income	232	102	264	102	264
Net gain (loss) on foreign currency	(178)	22	(191)	22	(191)
Gain (Loss) on disposal of fixed assets	7	(30)	4	(30)	4
Equity in gain of unconsolidated affiliates	246	80	237	80	237
Others	760	15	58	15	58

Total other income	1,067	189	372	189	372

Income before income taxes and minority interest	2,787	1,604	1,848	1,604	1,848
Provision for income taxes	(2)	(495)	(387)	(495)	(387)

	2,785	1,109	1,461	1,109	1,461

Minority interest in gain of consolidated subsidiaries	(129)	(6)	(17)	(6)	(17)

Income before extraordinary item	2,656	1,103	1,444	1,103	1,444
Cumulative effect adj - net of tax	-	-	-	-	-
Extraordinary item	-	-	12	-	12

Net income	2,656	1,103	1,456	1,103	1,456

Net income from continuing operations per share - basic	$0.1978	$0.0830	$0.1083	$0.0830	$0.1083

Net income per share - basic	$0.1978	$0.0830	$0.1083	$0.0830	$0.1083

Net income from continuing operations per share - diluted [1]	$0.1975	$0.0830	$0.1053	$0.0830	$0.1053

Net income per share - diluted [1]	$0.1975	$0.0830	$0.1053	$0.0830	$0.1053

Weighted average number of shares outstanding - basic	13,406,065	13,295,499	13,451,416	13,295,499	13,451,416

Weighted average number of shares outstanding - diluted [1]	13,425,525	13,295,499	13,830,430	13,295,499	13,830,430

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Mar 31, 2006, which was S$1.6157 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Year Ended March 31, 2006 With Comparative Amounts from March 31, 2005

	Year ended March 31,

	2005	2006	2006
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	1,783	2,354	1,456
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in Gain of unconsolidated subsidiaries and affiliated	(130)	(383)	(237)
Depreciation and amortization	2,024	1,904	1,178
Loss (gain) on disposal of fixed assets	48	(7)	(4)
Fixed assets written off	2	-	-
Allowance for doubtful accounts receivable	285	198	123
Bad Debts written off	-	24	15
Minority interest	10	28	17
Deferred income tax (benefit) provision	221	(36)	(22)
Amortization of deferred compensation	(65)	427	264
Extraordinary item	-	(20)	(12)
Changes in non-cash working capital items:
Accounts receivable	1,276	1,961	1,214
Prepaid expenses and other assets	(43)	(432)	(267)
Inventories	57	(154)	(95)
Accounts payable	2,514	1,944	1,203
Other payables / receivables	(1,674)	(6,412)	(3,969)

Cash provided by operating activities	6,308	1,396	864

INVESTING ACTIVITIES
Acquisition of fixed assets	(1,386)	(2,482)	(1,536)
Proceeds from sale of fixed assets	5	13	8
Fixed deposit with maturity more than 90 days	-	(250)	(155)
Additional interest acquired in a subsidiary	-	(972)	(602)

Cash used in investing activities	(1,381)	(3,691)	(2,285)

FINANCING ACTIVITIES
Bank repayments	(9)	(1,566)	(970)
Capital lease obligations	(134)	(91)	(56)
Proceeds from issuance of ordinary shares	13	730	452

Cash provided by financing activities	(130)	(927)	(574)

Increase in cash and cash equivalents	4,797	(3,222)	(1,995)

Cash and cash equivalents at beginning of period	57,964	58,421	36,158

Effect of exchange rate changes on cash and cash equivalents	98	(209)	(128)

Cash and cash equivalents at end of period	62,859	54,990	34,035